SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendmane No. 2)*




                          Absolute Waste Services, Inc.
                          -----------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                    -----------------------------------------
                         (Title of Class of Securities)

                                   00387L106
                                  ------------
                                 (CUSIP Number)

                              Evelyn Arkebauer, Esq
                             Sachnoff & Weaver, Ltd.
                         30 S. Wacker Drive, Suite 2900
                               Chicago, Il 60606
                                 (312)207-1000
                   ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 3, 2004
              -----------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b)for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                 SCHEDULE 13D/A


-------------------------                      --------------------------
CUSIP No.   00387L106                              Page 2 of 11 Pages
-------------------------                      --------------------------
-------------------------------------------------------------------------
1       NAME OF REPORTING PERSON:            Augustine Fund, L.P.

        S.S. OR I.R.S. IDENTIFICATION
         NO. OF ABOVE PERSON:
-------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                  (b) [ ]
-------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------
4       SOURCE OF FUNDS                  N/A
-------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                         [ ]
-------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Illinois
-------------------------------------------------------------------------
                        7      SOLE VOTING POWER
                                                              -0-
           NUMBER OF    -------------------------------------------------
            SHARES      8      SHARED VOTING POWER
         BENEFICIALLY
          OWNED BY                                      7,507,188
            EACH        -------------------------------------------------
          REPORTING     9      SOLE DISPOSITIVE POWER
           PERSON
            WITH                                              -0-
                        -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                                                        7,507,188
-------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        7,507,188
-------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                    [ ]
-------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        57.75%
-------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                  PN
-------------------------------------------------------------------------

                                 SCHEDULE 13D/A


-------------------------                      --------------------------
CUSIP No.   00387L106                              Page 3 of 11 Pages
-------------------------                      --------------------------
-------------------------------------------------------------------------
1       NAME OF REPORTING PERSON:      Augustine Capital Management, LLC

        S.S. OR I.R.S. IDENTIFICATION
         NO. OF ABOVE PERSON:
-------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                  (b) [ ]
-------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------
4       SOURCE OF FUNDS               N/A
-------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                         [ ]
-------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Deleware
-------------------------------------------------------------------------
                        7      SOLE VOTING POWER
                                                              -0-
           NUMBER OF    -------------------------------------------------
            SHARES      8      SHARED VOTING POWER
         BENEFICIALLY
          OWNED BY                                      7,507,188
            EACH        -------------------------------------------------
          REPORTING     9      SOLE DISPOSITIVE POWER
           PERSON
            WITH                                              -0-
                        -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                                                        7,507,188
-------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        7,507,188
-------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                    [ ]
-------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        57.75%
-------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                    PN
-------------------------------------------------------------------------

                                  SCHEDULE 13D/A


-------------------------                      --------------------------
CUSIP No.    00387L106                             Page 4 of 11 Pages
-------------------------                      --------------------------
-------------------------------------------------------------------------
1       NAME OF REPORTING PERSON:       John T. Porter

        S.S. OR I.R.S. IDENTIFICATION
         NO. OF ABOVE PERSON:
-------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                  (b) [ ]
-------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------
4       SOURCE OF FUNDS                N/A
-------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                         [ ]
-------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.
-------------------------------------------------------------------------
                        7      SOLE VOTING POWER
                                                              -0-
           NUMBER OF    -------------------------------------------------
            SHARES      8      SHARED VOTING POWER
         BENEFICIALLY
          OWNED BY                                      7,507,188
            EACH        -------------------------------------------------
          REPORTING     9      SOLE DISPOSITIVE POWER
           PERSON
            WITH                                              -0-
                        -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                                                        7,507,188
-------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        7,507,188
-------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                    [ ]
-------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        57.75%
-------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                    IN
-------------------------------------------------------------------------

                                 SCHEDULE 13D/A


-------------------------                      --------------------------
CUSIP No.    00387L106                             Page 5 of 11 Pages
-------------------------                      --------------------------
-------------------------------------------------------------------------
1       NAME OF REPORTING PERSON:              Brian D. Porter

        S.S. OR I.R.S. IDENTIFICATION
         NO. OF ABOVE PERSON:
-------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                  (b) [ ]
-------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------
4       SOURCE OF FUNDS                N/A
-------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                         [ ]
-------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.
-------------------------------------------------------------------------
                        7      SOLE VOTING POWER
                                                              -0-
           NUMBER OF    -------------------------------------------------
            SHARES      8      SHARED VOTING POWER
         BENEFICIALLY
          OWNED BY                                      7,507,188
            EACH        -------------------------------------------------
          REPORTING     9      SOLE DISPOSITIVE POWER
           PERSON
            WITH                                              -0-
                        -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                                                        7,507,188
-------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        7,507,188
-------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                    [ ]
-------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        57.75%
-------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                 IN
-------------------------------------------------------------------------

                                 SCHEDULE 13D/A


-------------------------                      --------------------------
CUSIP No.    00387L106                             Page 6 of 11 Pages
-------------------------                      --------------------------
-------------------------------------------------------------------------
1       NAME OF REPORTING PERSON:           Thomas F. Duszynski

        S.S. OR I.R.S. IDENTIFICATION
         NO. OF ABOVE PERSON:
-------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                  (b) [ ]
-------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------
4       SOURCE OF FUNDS                N/A
-------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                         [ ]
-------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.
-------------------------------------------------------------------------
                        7      SOLE VOTING POWER
                                                              -0-
           NUMBER OF    -------------------------------------------------
            SHARES      8      SHARED VOTING POWER
         BENEFICIALLY
          OWNED BY                                      7,507,188
            EACH        -------------------------------------------------
          REPORTING     9      SOLE DISPOSITIVE POWER
           PERSON
            WITH                                              -0-
                        -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                                                        7,507,188
-------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        7,507,188
-------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                    [ ]
-------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        57.75%
-------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                 IN
-------------------------------------------------------------------------

                                 SCHEDULE 13D/A


-------------------------                      --------------------------
CUSIP No.    00387L106                             Page 7 of 11 Pages
-------------------------                      --------------------------
-------------------------------------------------------------------------
1       NAME OF REPORTING PERSON:           PAC Funding, LLC

        S.S. OR I.R.S. IDENTIFICATION
         NO. OF ABOVE PERSON:
-------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                  (b) [ ]
-------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------
4       SOURCE OF FUNDS                Working Capital
-------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                         [ ]
-------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Florida
-------------------------------------------------------------------------
                        7      SOLE VOTING POWER
                                                              -0-
           NUMBER OF    -------------------------------------------------
            SHARES      8      SHARED VOTING POWER
         BENEFICIALLY
          OWNED BY                                      5,000,000
            EACH        -------------------------------------------------
          REPORTING     9      SOLE DISPOSITIVE POWER
           PERSON
            WITH                                              -0-
                        -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                                                        5,000,000
-------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        5,000,000
-------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                    [ ]
-------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        38.46%
-------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                 PN
-------------------------------------------------------------------------

CUSIP No.    00387L106                             Page 8 of 11 Pages


Item 1.   Security and Issuer

     This Amendment Number 2 to Schedule 13D (the "Schedule 13D" or this "Amendment") is filed by Augustine Fund L.P. (the "Fund"), Augustine Capital Management LLC ("Augustine"), John T. Porter, Brian D. Porter, Thomas F. Duszynski ("Duszynski") and PAC Funding, LLC ("PAC," and together with all the aforementioned persons collectively, the "Group").

     The class of equity securities to which this Amendment relates is the Common Stock, par value, $0.0001 per share (the "Common Stock" or "Shares") of Absolute Waste Services, Inc., a Florida corporation (the "Company"). The Group had previously reported the acquisition of 1,000,000 shares by Thomas F. Duszynski on August 23, 2003. Those shares were issued in connection with a transaction that was rescinded on June 3, 2004 (the "Rescission"), and as a result Duszynski returned those 1,000,000 Shares to the Company for cancellation, without further consideration.

Item 2.   Identity and Background

     PAC Funding, LLC is a Florida limited liability company with a principal place of business located at 141 West Jackson Boulevard, Suite 2182, Chicago, Illinois 60604. PAC was formed to provide debtor-in-possession financing to the Company at the time of its bankruptcy reorganization in 2002. PAC's current business is to hold the Shares received in the distribution of Common Stock to creditors in the Company's reorganization.

          (d) - (e) During the last five years PAC has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          The Fund is the manager and one of the members of PAC. As manager, the Fund exercises voting and investment control over the Shares held by PAC.


Item 4.   Purpose of Transaction

     Following the Rescission, the Fund designated Duszynski to assume the post of sole officer and director of the Company and the business of the Company changed from waste management operations to serving as a vehicle for the acquisition of a target business. In that regard, the Group intends to cause the Company to actively pursue a merger or other form of business combination with an as yet unidentified operating entity. In connection with that pursuit, the Group may from time to time consider and pursue changes to the Company's capitalization.

     Each member of the Group may make further purchases or dispositions of Common Stock in various forms, including additional direct investment in the Company.

CUSIP No.    00387L106                             Page 9 of 11 Pages


Item 5.   Interest in Securities of the Issuer

          (a)  As of the date of this Amendment:

               (i) PAC beneficially owns 5,000,000 Shares directly;

               (ii) the Fund beneficially owns 2,507,188 Shares directly, and 5,000,000 Shares indirectly as a member of PAC;

               (iii) Augustine beneficially owns 7,507,188 shares indirectly as the general partner of the Fund;

               (iv) each of Brian Porter, John Porter and Duszynski beneficially own 7,507,188 shares indirectly as members of Augustine.

          (b) The information contained in table form in Rows 7 through 11 on each of pages 2 through 6 hereof, which relates to the beneficial ownership, voting and disposition of Shares, is hereby incorporated by reference.

          (c) In connection with the Rescission, Duszynski returned 1,000,000 Shares previously issued to him for cancellation. Duszynski did not receive any further consideration for cancellation of these Shares.

Item 7.   Material to be Filed as Exhibits

          Exhibit 1 - Joint Filing Agreement

CUSIP No.    00387L106                             Page 10 of 11 Pages


Signatures

     After reasonable inquiry to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated:  May 19, 2005

AUGUSTINE FUND, L.P.

By:  Augustine Capital Management LLC, Its General Partner


By:  /s/  John T. Porter
   ------------------------------------
          John T. Porter, President


AUGUSTINE CAPITAL MANAGEMENT LLC


By:  /s/  John T. Porter
   ------------------------------------
          John T. Porter, President


/s/  John T. Porter
---------------------------------------
     JOHN T. PORTER, individually

/s/  Brian D. Porter
---------------------------------------
     BRIAN D. PORTER, individually

/s/  Thomas F. Duszynski
---------------------------------------
     THOMAS F. DUSZYNSKI, individually


PAC FUNDING LLC

By:  Augustine Capital Management LLC, its Manager


By:  /s/  John T. Porter
   ------------------------------------
          John T. Porter, President

CUSIP No.    00387L106                             Page 11 of 11 Pages


                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

     Pursuant to Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.


Date:  May 19, 2005

AUGUSTINE FUND, L.P.

By:  Augustine Capital Management LLC, Its General Partner


By:  /s/  John T. Porter
   ------------------------------------
          John T. Porter, President


AUGUSTINE CAPITAL MANAGEMENT LLC


By:  /s/  John T. Porter
   ------------------------------------
          John T. Porter, President


/s/  John T. Porter
---------------------------------------
     JOHN T. PORTER, individually

/s/  Brian D. Porter
---------------------------------------
     BRIAN D. PORTER, individually

/s/  Thomas F. Duszynski
---------------------------------------
     THOMAS F. DUSZYNSKI, individually


PAC FUNDING LLC

By:  Augustine Capital Management LLC, its Manager


By:  /s/  John T. Porter
   ------------------------------------
          John T. Porter, President